Coral Gold Resources Ltd.
Suite 400 - 455 Granville Street
Vancouver, B.C. V6C 1T1

Telephone: (604) 682-3701
Fax: (604) 682-3600

January 18, 2007
Trading Symbol: TSX Venture - CGR
US OTCBB - US;CGREF

NEWS RELEASE

Coral Gold Resources Ltd. (the “Company”) announces that U.S. Gold Corporation has decided not to pursue its proposed offer for Coral Gold Resources Ltd. at this time in view of the SEC requirements that would need to be satisfied by Coral Gold prior to the commencement by U.S. Gold of a formal tender offer. U.S. Gold is under a strict timeline in order to complete this transaction and even though the Company disagrees with the SEC interpretation it will take sometime in order to conclude this issue. The issue relates to the accounting for non capital loss carryforwards for the Company’s fiscal years 2004, 2005 and 2006. The Company will work hard in conjunction with the SEC and the Company’s auditors to reach a satisfactory resolution.

ON BEHALF OF THE BOARD OF
DIRECTORS

“Lindsay Gorrill”
______________________________
Lindsay Gorrill, CA,
Chief Financial Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.